WOODSIDE

RECEIVED

2006 DEC 18 P 12:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 December 2006

06019352

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Activation of the Woodside Dividend Reinvestment Plan

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 7 DECEMBER 2006
12:20PM (AWDT)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

ACTIVATION OF THE WOODSIDE DIVIDEND REINVESTMENT PLAN

Woodside Petroleum Ltd. intends to activate a dividend reinvestment plan for the 2006 final dividend. The plan will give eligible shareholders the option of reinvesting their dividends in additional Woodside shares, without paying any brokerage or other costs.

The plan will raise capital to support Woodside's growth and assist in funding future capital requirements. For the 2006 final dividend, Woodside intends to have the plan fully underwritten.

Shareholders will receive further information and nomination forms early in 2007. For information on the plan rules, please refer the Woodside website (www.woodside.com.au/investors).

The proposed record date for the dividend entitlement is 2 March 2007 with an indicative dividend payment date of 28 March 2007.

The dividend reinvestment plan was approved by shareholders at Woodside's annual general meeting in April 2003 for activation as required to fund future growth.